Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

TRANSCRIPT

June 3, 2021

Good morning, I’m JoeBen, the founder of Joby Aviation. I’m here at our electric flight base near Big Sur, California

I’ve been dreaming about vertical take off and landing aircraft since I was a boy. In 1993 I realized that with electric propulsion my dream could take flight but at that time, lithium ion batteries had not yet entered production. Fifteen years later, lithium batteries had evolved through multiple iterations driven by exploding demand for consumer electronics and Lithium Nickel Manganese Cobalt oxide cells with good specific energy, specific power, and excellent lifetime were in development for the nascent electric vehicle industry. I founded Joby Aviation with the goal of building an electric aircraft to replace ground transportation. An aircraft safe enough for your daily trips, quiet enough to land at your destination, and accessible to everyone. What I am going to show you today is that aircraft.

A few months ago we shared a video of our aircraft taking off behind me. Today we wanted to give another demonstration of just how quiet our aircraft is. This is a calibrated decibel meter and over here behind me is our aircraft in hover. The decibel is a logarithmic measure of noise energy. A helicopter, taking off at 90 decibels is actually more than 100 times louder than our aircraft is right now. As you can see and hear it is not just quiet quantitatively but also qualitatively with noise that blends into the background. It is not the low frequency wop wop of a helicopter which travels for miles and penetrates buildings nor is it the high frequency whine of a drone. Our goal was to mimic the character of natural sounds like the wind or the ocean.

We hope that all of you will have the opportunity to come watch our aircraft fly in person. Until then, I hope that this helped to demonstrate just how hard we have worked to make this an aircraft that will be welcomed to your community.

Now let’s take a walk over to have an up close look at the aircraft.

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This is a sibling aircraft to the one you saw sitting behind Paul and it has been our workhorse, having undergone hundreds and hundreds of test flights since 2019.

It is all-electric, with six tilting propellers. That means that each of the propellers is able to tilt from the vertical take off position forward to a cruise position. This allows the aircraft to take off vertically, before transitioning to forward flight, like a conventional airplane, supported by the wing.

By the numbers, the aircraft has a nominal cruise speed of 200 miles per hour—significantly faster than a helicopter, with a maximum range of 150 miles on a single charge. It has 5 seats, including a pilot in the front and 4 passengers sitting behind; and the all-electric powertrain delivers zero operating emissions.

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The enabling breakthrough technology that makes all of this possible is Distributed Electric Propulsion—a core part of my realization in 1993. My idea was that electric motors are vastly simpler, more reliable, and more scalable so rather than a large, centrally located combustion or turbine engine—instead we can distribute electric motors across the aircraft and place them in the locations that deliver the greatest aerodynamic benefit. The result is an aircraft that is safe, quiet, and affordable. Each of these three foundational pillars of the design—safety, acoustics and economics—is enabled by Distributed Electric Propulsion. Now let’s unpack each of those in a bit more detail, starting with safety.

Safety is the most important element of an aircraft and it’s always been our north star. Distributed electric propulsion allows us to build high levels of redundancy into the aircraft. We have 6 independent propellers, running off 4 independent battery packs. If, for any reason, we experience a failure with one of the propeller stations, we can simply power down the diagonal station and continue nominal flight.

We’ve actually gone one step further and engineered additional redundancy into the aircraft to make even that scenario as unlikely as possible.

Powering each of the 6 propellers on the aircraft are two redundant motors *and* each motor is powered by it’s own inverter *and* each inverter is powered by a separate battery pack.

Electric propulsion has allowed us to radically rethink every system on the aircraft to make it safer, lighter, and more reliable. From our redundant electrically actuated control surfaces—you will notice that we have six ruddervators and four ailerons - to our redundant sensing, redundant flight computers, and redundant communications—All designed and manufactured in-house—The bottom line is that there is protection upon protection guided by our north star of safety.

I would like to point out the locations of our four battery packs. We purposefully placed them in the wings to keep them safely distanced from the passengers.

We are now certifying our aircraft to prove to ourselves and the world that it is safe enough to fly everyone everyday.

Earlier, I touched on how hard we have worked to make our aircraft quiet. We believe that noise will largely define the success or failure of this industry. To be successful we have to deliver customers as close to their destination as possible. This means regular flights in and out of built-up areas, which only works if the aircraft is really quiet.

In addition to optimizing the aircraft design to be quiet in hover, we have designed it to be even quieter in cruise. The propellers spin at less than half of the speed in cruise that they spin in hover. This means that the aircraft goes from quiet in hover to nearly silent in cruise.

We’ve designed, built and tested dozens of full-scale propeller designs over the years, and modeled dozens more, capturing incremental learnings and benefits along the way to get that natural sound profile that I mentioned earlier. This is one of the harder things to do in this sector.

The last piece of the puzzle is making the aircraft efficient enough and cost effective enough to operate so that we can make our service broadly affordable.

Going all-electric delivers massive savings in fuel cost relative to traditional aircraft. That’s good for both the bottom line and for the environment.

In addition, the simplicity of electric motors means significantly fewer moving parts, lower maintenance costs and less down time.

We optimized the aircraft design for efficient operations. With a high wing and propellers we have made it as convenient to get into and out of as an SUV which minimizes the time spent loading and unloading the aircraft. Electric motors spin up and shut down in moments saving many minutes on each flight. We designed the battery pack with fast charge capability to enable recharge while arriving passengers are unloaded and departing passengers are loaded. With the efficiency of our aircraft in hover and in cruise, we do not stress our battery cells and they reward us with incredible cycle life. In the lab we have demonstrated more than 10,000 representative flight cycles while retaining excellent performance.

The fuel savings, lower maintenance costs, high utilization rates, high block speed, efficient operations, and low depreciation, enabled by distributed electric propulsion result in very positive unit economics, which our CFO Matt Field will talk about a little later on.

Our goal is to launch our service at the price of a taxi and with a virtuous cycle of technology improvements, increasing scale, increasing demand, and increasing utilization to drive the cost down over time to the cost of personal car ownership.

Now let’s go see how easy it is to pilot our aircraft in the flight simulator.

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I’m here in our flight simulator. Behind me on the controls is Buddy Denham, one of our flight test pilots. Buddy was instrumental in the development of the unified controls architecture for the F-35 program.

Our aircraft is designed to be simple to operate.

Unlike the complex controls in a helicopter that require both your hands and your feet, we’ve invested a lot of effort and thought into designing unified controls for this aircraft.

That means there is simply one directional controller, or inceptor, and one thrust controller. When you have the chance to go on our simulator, you’ll be able to see for yourself how simple the aircraft is for our pilots to control.

With electric motors, you don’t need to warm up the engines, just press a button and go

The left stick, or inceptor, controls the aircraft acceleration

The right stick controls our altitude, attitude and direction

There’s no rudder pedals for your feet and if you let go entirely, the software is designed to keep the aircraft stable.

If the pilot pushes the decelerate-to-hover “shortcut” button, the aircraft automatically brings itself into a hover over the target landing zone.

What we’re demonstrating here is that we’ve developed a system that makes the aircraft really easy to fly, and if you try and do something unexpected—the system doesn’t let that happen.

By automatically managing various flight functions, we’re able to materially reduce pilot workload, mitigate common failure scenarios and leave the pilot free to focus on the mission.

It has taken a tremendous amount of work from an incredible team to develop this system, but it is so vitally important to the overall safety of our operations and provides a great example of the advanced technologies and capabilities that we’ve been able to develop, test and mature by being the first electric VTOL company.

Thank you very much for taking the time to join us here. We’re so excited to share more about our technology and our business with you over the remainder of the day

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby

Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (File No. 333-254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.